UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
OCTOBER 8, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Great Basin Scientific, Inc.

File No. 333-197954 -- CF# 31537

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Great Basin Scientific, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 8, 2014, as amended.

Based on representations by Great Basin Scientific, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.14	through August 20, 2024
Exhibit 10.15	through August 20, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary